Barclays PLC One Churchill Place London E14 5HP

Kevin W Vaughn

Branch Chief

Securities and Exchange Commission

Washington DC 20549

USA

29 February 2012

Dear Mr Vaughn,

Barclays PLC and Barclays Bank PLC

Form 20-F for Fiscal Year Ended December 31, 2010

Filed 21 March 2011

File No. 001-09246

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated 15 February 2012 regarding the Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (the “2010 Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”).

Our responses to your comments are set out in Appendix 1 to this letter. To facilitate the Staff’s review, Barclays has included in its responses the captions and comments in bold text and has provided Barclays responses immediately following each comment. We have included in Appendix 2 the current draft of the disclosures relating to your comments that we intend to make in our Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (the “2011 Form 20-F”).

Whilst, in response to the Staff’s comments, our disclosures in the 2011 Form 20-F and other future filings may differ from or supplement the corresponding disclosure in the 2010 Form 20-F, we continue to believe that our prior filings are in compliance with applicable disclosure rules and regulations promulgated by International Financial Reporting Standards and the Commission. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

We acknowledge that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Yours sincerely,

/s/ C.G. Lucas
C.G. Lucas
Group Finance Director

Cc	Rebekah Lindsey
(Securities and Exchange Commission)

George H White
John O’Connor
(Sullivan & Cromwell LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

Kevin W Vaughn

Securities and Exchange Commission

Appendix 1

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Management, page 42

Credit Risk, page 58

Corporate Loans, page 84

1.	Please revise your future filings to address the following related to your response to previous comment eight in our letter dated September 28, 2011

•

In your response you state that more frequent monitoring is carried out where the property market is subject to significant deterioration. Please revise future filings to provide a brief description of the facts and circumstances considered when concluding that deterioration is significant. Please clarify whether you monitor deterioration in a property market by geography, class of loan, type of collateral, etc.

Deterioration in the property market is monitored principally by geography. Specific exercises to monitor property values will be undertaken where the property market in a given geography has been subject to significant deterioration and where Barclays has a material concentration of property collateral. Whether or not such deterioration is significant is judgemental and will be considered in the context of each business unit’s previously reported results.

We are including revised disclosure in our 2011 Form 20-F specifying that deterioration in property values is monitored principally by geography and the procedures we follow in monitoring collateral.

•	Describe the circumstances when you would monitor a loan at the individual property level and the circumstances when you would monitor property values at the portfolio level.

Loans to corporate borrowers are monitored at least annually on an individual level – which would include a review of collateral values. Monitoring can be undertaken at an individual or portfolio level. Monitoring on a portfolio level involves a more frequent process of indexing collateral values on each individual loan, using a regional or national index and updating LGD (Loss Given Default) values. Where an appropriate index is not available, property values are monitored on an individual basis as part of the annual review process for the loan.

We are revising our disclosures to reflect our procedures.

•

Your disclosure indicates that you only perform a revaluation “when necessary” when a loan moves to the Watch or Early Warning lists. Please describe the facts and circumstances considered when concluding it is necessary to perform a revaluation when a loan is moved to these lists.

Additional revaluations are usually performed when a loan is moved to an Early Warning List or Watch List. A corporate account may be moved to an Early Warning List or Watch List when it is deemed to contain heightened levels of risk, which, for example, may include: a material reduction in profits; a decline in net tangible assets in circumstances which are not explained satisfactorily to Barclays; or periodic waiver requests or changes to the terms of the credit agreement over an extended period of time. Exceptions to the practice of undertaking an additional revaluation may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken.

Kevin W Vaughn

Securities and Exchange Commission

Appendix 1

We are revising our disclosures to reflect our procedures.

•

Please provide a clearer description of how you incorporate the impact of any decrease in the fair value of collateral held into your loan loss allowance. Please describe how you ensure that you are capturing any incurred losses at the balance sheet date as a result of declines in property values in a timely manner.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

We are revising our disclosures to reflect our procedures.

Kevin W Vaughn

Securities and Exchange Commission

Appendix 2

DRAFT DISCLOSURE FOR THE 2011 ANNUAL REPORT

Wholesale Collateral

When property is taken as collateral it is monitored to ensure that the current value is not less than its value at origination. Monitoring is undertaken at least once every three years for residential property, and annually for commercial property. More frequent monitoring is carried out where the property market is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property market in a given geography has been subject to significant deterioration and where Barclays has a material concentration of property collateral.

Monitoring can be undertaken either at the level of an individual property or at a portfolio level. Monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan.

For larger loans property valuation is reviewed by an independent valuer at least every 3 years, and an independent valuer also reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Liens over fluctuating assets such as inventory and trade receivables, known as floating charges, over the assets of a borrower are monitored annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

Additional revaluations are usually performed when a loan is moved to an Early Warning List or Watch List (more detail of when a corporate account may be moved to an Early Warning List or Watch List may be found on page xx). Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the Early Warning List or Watch List.

Any one of these events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as an impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of our impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date. See Allowance for impairment and other credit provisions section on page [113] for more information.

Trends in loan loss rates incorporate the impact of any decrease in the fair value of collateral held.

For further information on collateral and other credit enhancements held against the Group’s assets, refer to pages xx to xx

5